UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Global Business Travel Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Options to Purchase Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37890B100
(CUSIP Number of Class of Securities)
Eric J. Bock, Esq.
Chief Legal Officer, Global Head of M&A and
Compliance and Corporate Secretary
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017
Telephone: (480) 909-1740
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Gregory A. Fernicola, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
Telephone: (212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note
This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 13, 2022, as amended and supplemented on December 15, 2022 (as amended, the “Schedule TO”), by Global Business Travel Group, Inc., a Delaware corporation (the “Company”), relating to its offer to exchange (the “Exchange Offer”) certain outstanding stock options for restricted stock units on the terms and conditions described in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated December 13, 2022 (the “Offer to Exchange”). The Offer to Exchange was previously filed as Exhibit (a)(1)(A) to the Schedule TO and an amended and restated Offer to Exchange is being filed as Exhibit (a)(1)(A) to this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.
This Amendment No. 2 is being filed to amend the terms of the Exchange Offer as described in Item 4 below. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. The information set forth in the revised Offer to Exchange filed herewith is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3.	Identity and Background of Filing Person.
Item 3 of the Schedule TO is hereby amended to provide that as of January 1, 2023, Michael Qualantone is no longer an executive officer of the Company and that as of January 5, 2023, Andrew George Crawley’s title is President.
Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
The Offer to Exchange is amended to require that Eligible Participants who tender Eligible Legacy Options in exchange for New RSUs will be deemed to have automatically exercised all of their in-the-money Legacy Options at the Expiration Time, on a cashless net-exercise and net-settlement for applicable taxes basis, in each case, based on the closing price of the Company’s Class A Common Stock on the Closing Date. Accordingly, the value of New RSUs received by Eligible Participants for tendered Eligible Legacy Options will no longer be reduced by the value of any in-the-money Legacy Options that are outstanding at the Expiration Time.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:
Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units, dated January 11, 2023.

(a)(1)(B)	Revised Form of Announcement Email to Eligible Participants.

(a)(1)(C)	Revised Election Form.

(a)(1)(D)	Revised Notice of Withdrawal of Election Form.

(a)(1)(E)	Revised Form of Email Confirming Receipt of Election Form.

(a)(1)(F)	Revised Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.

(a)(1)(G)	Revised Form of Reminder Email to Eligible Participants Regarding the Expiration of the Exchange Offer.

(a)(1)(H)	Revised Form of Email to Eligible Participants Confirming Acceptance of Eligible Options.

(a)(1)(I)	Revised Form of Email Notice Regarding Rejection of Options for Exchange.

(a)(1)(J)	Revised Form of Expiration Notice Email.
(b)	Filing Fee Exhibit.
Filing Fee Table.*
*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 11, 2023	GLOBAL BUSINESS TRAVEL GROUP, INC.

	By:	/s/ Eric J. Bock
Eric J. Bock
Chief Legal Officer, Global Head of M&A and
Compliance and Corporate Secretary
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